FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

Commission File No. 0-18166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Financial Services Corporation
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Financial Services Corporation
815 North Water Street
Milwaukee, Wisconsin 53202

REQUIRED INFORMATION

The following financial statements and schedules of the State Financial Services Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

State Financial Services Corporation
401(k) Savings Plan

Financial Statements
And Supplemental Schedules

December 31, 2004 and 2003, and
Year ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
State Financial Services Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of State Financial Services Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 28, 2005

State Financial Services Corporation
401(k) Savings Plan

Statement of Net Assets Available for Benefits

	December 31
Assets	2004	2003
Investments, at fair value (Notes 1, 2 and 3)	$10,784,979	$6,512,975
Loans to participants	98,936	90,576

Net assets available for benefits	$10,883,915	$6,603,551

See accompanying notes.

State Financial Services Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Interest and dividends	$208,582
Net realized and change in unrealized appreciation in fair value of investments	911,099

1,119,681

Participant contributions	740,470
Employer contributions	189,715

Total additions	2,049,866

Deductions:
Benefit payments	583,548
Expenses	20,632

Total deductions	604,180

Transfer from State Financial Services Corporation and Subsidiaries Money Purchase
Pension Plan	2,834,678
Net increase	4,280,364
Net assets available for benefits at beginning of year	6,603,551

Net assets available for benefits at end of year	$10,883,915

See accompanying notes.

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the State Financial Services Corporation 401(k) Savings Plan (the “Plan”) have been prepared on the accrual basis.

Valuation of Investments

The mutual funds, common stock and money market funds are stated at fair value based on quoted market or redemption values on the last business day of the Plan year. Participant notes receivable are stated at outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description booklet for a more complete description of the Plan’s provisions. Copies are available from the plan administrator.

General

The Plan is a defined-contribution plan that covers substantially all of State Financial Services Corporation’s (the “Company”) employees meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and 2003

2.	Description of the Plan (continued)

Contributions

Participants may elect to make voluntary contributions through payroll deductions in accordance with Internal Revenue Code (“IRC”) Section 401(k) up to 100% of their annual wages before bonuses and commissions, subject to certain limitations. Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 100 percent of their recognized compensation, as defined in the Plan, for each pay period up to an annual maximum of $13,000 for 2004. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contribution through payroll deduction up to an annual maximum of $3,000 in 2004. The Company may elect to provide a base or matching contribution. The Company made a matching contribution of $189,715 in 2004. No base or matching contributions were made in 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions, if any, forfeitures and Plan earnings. Allocation of Plan earnings, which includes investment income, is based on account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and account balances among one, or a combination of, the Plan’s several investment alternatives.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions vest 20% after two years and 20% for each year thereafter. In the event of a change in control, as defined in the Plan document, all Participants with account balances shall be fully vested without regard to the number of their years of service.

The announced merger of the Company into Associated Banc-Corp., if consummated, will constitute a change in control.

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and 2003

2.	Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from 1 – 5 years. The loans are secured by the balance in the participant’s separate account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through periodic payroll deductions.

Forfeitures

Forfeitures are allocated to remaining participant accounts based on each participant’s relative compensation as compared to the total compensation of all participants.

Administrative Expenses

Administrative expenses are paid by the Company in accordance with the Plan’s provisions, except for investment advisory fees, which are paid by the Plan.

Payment of Benefits

On termination of service, a participant may elect payment of his or her account in a lump sum or in installment payments. In addition, a participant may apply for a distribution of all or a portion of his or her account prior to termination due to immediate and heavy financial needs of the participant, as defined by the IRC.

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and 2003

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets are as follows:

	December 31
	2004	2003
Money Market fund:
Cash Management Fund Trust	$867,340	$787,705
Mutual funds:
PIMCO Stocks Plus	588,618	551,877
American Balanced Fund	909,207	738,234
AIM Small Cap Growth Fund	*	390,662
PIMCO Total Return II Fund	*	*
Unit Trust:
State Financial UBS Multi Style Account	2,791,820	*
Common stock:
State Financial Services Corporation	3,294,580	2,824,445

*Fair value of investment is less than 5% of the Plan’s assets

During 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Fair value as measured by quoted market price:
Common stock	$367,393
Mutual funds	543,706

$911,099

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and 2003

4.	Plan Termination

The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all accounts become fully vested and the net assets of the Plan are to be allocated to the participants on the basis of their individual account balances.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 10, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near team and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	Plan Merger

Effective as of July 1, 2004, the State Financial Services Corporation and Subsidiaries Money Purchase Pension Plan was merged into the Plan. The assets transferred are invested in the same manner as other Plan assets.

8.	Subsequent Event

A merger has been announced between the Company and Associated Banc-Corp. If consummated, the Agreement and Plan of Merger between the Company and Associated Banc-Corp. contemplates that the plan will be frozen or merged into an Associated Banc-Corp. Plan after December 31, 2005.

Supplemental Schedules

State Financial Services Corporation
401(k) Savings Plan

Employer Identification Number 39-0634230
Plan Number 002

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue and Description of Investment	Number of Shares	Current Value
Money market funds:
Schwab Money Market Fund	49,583	$49,583
Cash Management Fund Trust	867,340	867,340
Mutual funds:
American Balanced Fund	50,511	909,207
American Funds Euro Pacific Growth Fund	4,820	171,755
Fidelity Advisor Strategic Income Fund	15,492	184,667
American Funds Growth Fund	18,806	514,918
Baron Small Cap Fund	20,900	461,476
PIMCO Renaissance Fund	4	107
PIMCO Total Return II Fund	32,964	334,254
PIMCO StocksPlus Fund	59,941	588,618
PIMCO Pea Value Fund	19,886	354,760
Royce Low-Priced Stock Fund	17,084	261,894
Unit Trust:
State Financial UBS Multi Style Account	247,561	2,791,820
Common stock:
State Financial Services Corp*	109,345	3,294,580
Participant notes receivable, with various maturities
and interest rates ranging from 4% to 10.5%		98,936

		$10,883,915

* Represents a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, State Financial Services Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

State Financial Services Corporation
401(k) Savings Plan
Date: June 28, 2005	By: /s/ Daniel L. Westrope
Daniel L. Westrope
Executive Vice President and Chief
Financial Officer of State Financial
Services Corporation

Exhibit Index

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm